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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34765

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brandon Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5101 Wheelis Road, #112___ (No. and Street)

___Memphis___   ___TN___   ___38117___
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Randy Ellzey, CPA___
                    (Name – if individual, state last, first, middle name)

___2755 Summer Oaks Drive, #201___   ___Bartlett___   ___TN___   ___38134___
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
Section

MAR 10 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___E. Denby Brandon, III_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Brandon Investments Inc._____ , as of _____12/31_____, 20 08 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _ℰ. 𝓦𝓪 𝓡𝓱 ._____
                                                                    Signature

STATE OF TENNESSEE NOTARY PUBLIC — RAY BRANDON — COUNTY OF SHELBY

President

_____   _____
Notary Public   Title

MY COMMISSION EXPIRES: SEPTEMBER 26, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RANDAL E. ELLZEY, CPA, P.C.

Randal E. Ellzey, CPA, CFP ™

Board of Directors
Brandon Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Brandon Investments, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g)under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Randal E. Ellzey, CPA, P.C.

January 28, 2009

BRANDON INVESTMENTS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BRANDON INVESTMENTS, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2008

<u>Independent Auditor's Report</u>

Board of Directors
Brandon Investments, Inc.

We have audited the accompanying balance sheet of Brandon Investments, Inc., as of December 31, 2008, and the related statements of income and expenses, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brandon Investments, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9, 10, and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randal E. Ellzey, CPA, P.C.

January 28, 2009   -1-

Brandon Investments, Inc.
BALANCE SHEET
December 31, 2008

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$ 204,973	
Accounts Receivable	19,769	
Due from Affiliates	57,128	
Prepaid Expenses	7,005	
Total Current Assets		$ 288,875

FIXED ASSETS

Furniture, Fixtures, & Equipment	$ 95,036	
Less: Accumulated Depreciation	(92,619)	
Total Fixed Assets - Net		2,417

TOTAL ASSETS	**$ 291,292**

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$ 177	
Accrued Payroll Taxes	28	
Accrued State Franchise & Excise Taxes	775	
Deferred Income Taxes	996	
Total Current Liabilities		$ 1,976

TOTAL LIABILITIES	**$ 1,976**

STOCKHOLDERS' EQUITY

Common stock (authorized, issued & outstanding 100 shares, no par value)	$ 4,996	
Retained Earnings	284,320	
Total Stockholders' Equity		$ 289,316

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$ 291,292**

See notes to financial statements.

<center>

Brandon Investments, Inc.
STATEMENT OF INCOME & EXPENSES
Year Ended December 31, 2008

</center>

INCOME		
Commissions	$ 795,138	
Investment Income & Other Income	3,834	
Total Income		$ 798,972
EXPENSES		
Advertising & Promotion	$ 2,911	
Automobile Expense	5,038	
Contributions	500	
Depreciation	1,665	
Dues & Publications	8,656	
Entertainment	5,348	
Insurance	92,289	
Miscellaneous Expense	11,385	
Office Supplies & Expense	24,107	
Postage	6,253	
Professional Services	7,779	
Profit Sharing	171,000	
Rent	42,129	
Salaries	884,866	
Taxes & Licenses	48,156	
Telephone	6,212	
Travel	31,328	
Reimbursed by Affiliate (Note 3)	(523,125)	
Total Expenses		$ 826,497
NET INCOME (LOSS) BEFORE INCOME TAXES		$ (27,525)
PROVISION FOR INCOME TAXES		
Current		
State	$ 775	
Deferred	(1,486)	
Total Provision for Income Taxes		$ (711)
NET INCOME (LOSS) FOR THE YEAR		$ (26,814)

See notes to financial statements.

Brandon Investments, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2008

	Number Of Shares	Common Stock Amount	Retained Earnings
Balance December 31, 2007	100	$ 4,996	$ 311,134
Net Income (Loss) for the Year			(26,814)
Balance December 31, 2008	100	$ 4,996	$ 284,320

See notes to financial statements.

Brandon Investments, Inc.
STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash & Cash Equivalents
Year Ended December 31, 2008

Cash Flows from Operating Activities:
Net income (loss) $ (26,814)
   Adjustments to Reconcile Net Income to
     Net Cash Provided by Operating Activities:

Decrease in Deferred Income Taxes	$ (1,486)	
Depreciation	1,665	
Increase in Accounts Receivable	(5,019)	
Decrease in Prepaid Expenses	622	
Decrease in Due to Affiliates	22,163	
Decrease in Accrued Taxes	(2,078)	
Decrease in Accounts Payable	(148)	
Total Adjustments to Net Income		15,719
Net Cash Provided by Operating Activities		(11,095)
Net Increase in Cash & Cash Equivalents		$ (11,095)
Cash & Cash Equivalents December 31, 2007		216,068
Cash & Cash Equivalents December 31, 2008		$ 204,973

See notes to financial statements.

Brandon Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brandon Investments, Inc. was organized on July 16, 1982, as a support organization of its affiliate corporation, Brandon Financial Planning, Inc. The company sells securities, life insurance, annuities, and other types of investments that would be recommended by its affiliate. The company derives its income from commissions on those sales.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For the purposes of the statement of cash flows, the company considers cash equivalents to include all highly liquid temporary interest-bearing deposits having an original maturity of three months or less.

Deferred income taxes are provided for the timing differences between financial statement and income tax reporting.

Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

Note 2: RELATED PARTIES

Substantial managerial services, office facilities, and other benefited are provided by the company to Brandon Financial Planning, Inc., which is affiliated with the company through common ownership and control. There were no financial transactions between the companies except as outlined in Note 3.

Brandon Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

Note 3: ADMINISTRATIVE OVERHEAD REIMBURSEMENT

This income item represents an allocation of the costs incurred by the company, as explained in Note 2 above. Many of the items of expense overlap between the two corporations, making it virtually impossible to separate them without cumbersome and time consuming time and/or other records. The allocations are based on percent of total income, which appears reasonable, according to management.

Note 4: PENSION PLAN

Brandon Investments, Inc. maintains a profit sharing plan for all eligible employees. Employees are eligible to participate in the plan upon attaining the age of 21 years, and completing 12 months active service. Vesting begins with the second year of service and participants become fully vested after six years. Contributions, based on established percentages of eligible paid compensation, amounted to $171,000 in 2008.

Note 5. INCOME TAX

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, related primarily to differences between financial and income tax reporting (cash basis). The deferred tax assets and liabilities represent the future tax return consequences of those differences which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

Deferred tax assets and liabilities consist of the following:

Deferred tax liabilities	$ 4,247
Deferred tax assets	(3,251)
Net deferred tax liability	$ 996

Brandon Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2008

At December 31, 2008, the Company had a federal net operating loss carry forward of $ 14,143 and a state net operating loss carry forward of $ 12,124.

Brandon Investments, Inc. has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position FIN 48-3. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. The Company is currently evaluating the impact of FIN 48 on the financial statements.

Note 6. LEASE
The Company has a noncancelable operating lease for its office lease.

The total minimum future commitment under this lease for future years is as follows:

2009	$ 37,240
2010	$ 37,240
2011	$ 15,517

Brandon Investments, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2008

Subordinated Liabilities
    December 31, 2007 $ .00

Subordinated Liabilities
    December 31, 2008 $ .00

Brandon Investments, Inc.
COMPUTATION OF NET CAPITAL
December 31, 2008

NET CAPITAL

Stockholders' Equity $ 289,316

Add:

Deferred Income Taxes   996

Total Capital & Allowable Liabilities $ 290,312

Deductions:

Fixed Assets – Net	$ 2,417	
Prepaid Expenses	7,005	
Non-Allowable Assets – Other	76,897	86,319

Net Capital Before Haircuts $ 203,993

Haircuts on Securities Money Market
Account   3,421

NET CAPITAL $ 200,572

MINIMUM NET CAPITAL REQUIREMENT $ 5,000

AGGREGATED INDEBTEDNESS

Accounts Payable & Accrued Expenses $ 980

Percentage of Aggregated Indebtedness
To Net Capital   0.5%

Brandon Investments, Inc.
RECONCILIATION WITH COMPANY COMPUTATION
December 31, 2008

Reconciliation of Net Capital
    Net Capital as Reported in Company
        FOCUS Report $ 199,576

    Add:
        Decrease in accrued Expenses
           Deferred Income Taxes Payable   996

NET CAPITAL $ 200,572

Reconciliation of Aggregate Indebtedness
    Aggregate Indebtedness as reported in
        Company's FOCUS Report $ 1,976

    Add/Deduct:
        Decrease in Accrued Expenses   (996)

Aggregate Indebtedness $ 980